UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 1

to

SCHEDULE TO

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

KEYCORP

(Name of Subject Company (Issuer) and Filing Person (Offeror))

7.750% Non-Cumulative Perpetual Convertible Preferred Stock, Series A

(Title of Class of Securities)

493267405

(CUSIP Number of Class of Securities)

Daniel R. Stolzer

Deputy General Counsel

KeyCorp

127 Public Square

Cleveland, Ohio 44114-1306

Telephone: (216) 689-6300

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

Copies to:

Daniel G. Berick, Esq. James J. Barresi, Esq. Squire, Sanders & Dempsey L.L.P. 127 Public Square Suite 4900 Cleveland, Ohio 44114 (216) 479-8500	William G. Farrar, Esq. Andrew R. Gladin, Esq. Sullivan & Cromwell LLP 125 Broad Street New York, New York 10004 Telephone: (212) 558-4000 Facsimile: (212) 558-1600

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$319,666,020.50	$17,837.37

*	This valuation assumes the exchange of 5,035,300 shares of 7.750% Non-Cumulative Perpetual Convertible Preferred Stock, Series A, par value $1.00 per share and $100 liquidation preference per share (the “Series A Preferred Stock”) of KeyCorp, for common shares of KeyCorp, par value $1.00 per share. Estimated for purposes of calculating the amount of the filing fee only, this amount is based on the average of the high and low prices of the Series A Preferred Stock of $63.485 as of June 2, 2009 as reported on the New York Stock Exchange.
**	The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended by Fee Rate Advisory #5 for Fiscal Year 2009, effective March 11, 2009, equals $55.80 for each $1,000,000 of the value of the transaction.

☒	Check the box if any part of the filing fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $17,837.37	Filing Party: KeyCorp
Form or Registration No.: Schedule TO	Date Filed: June 3, 2009

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

☒	Check the appropriate boxes below to designate any transaction to which the statement relates:
☐	third party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

INTRODUCTORY STATEMENT

This Amendment No. 1 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO filed on June 3, 2009 (the “Schedule TO”) by KeyCorp, an Ohio corporation, pursuant to Rule 13e-4 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), in connection with an offer by KeyCorp to exchange any and all of its 5,035,300 outstanding shares of 7.750% Non-Cumulative Perpetual Convertible Preferred Stock, Series A, par value $1.00 per share and $100 liquidation preference per share (the “Series A Preferred Stock”) for its common shares, par value $1.00 per share (the “Common Shares”), on the terms and subject to the conditions described in the Offer to Exchange (as supplemented or amended, the “Offer to Exchange”) and in the related Letter of Transmittal (the “Letter of Transmittal”), which, as amended or supplemented from time to time, together constitute the “Exchange Offer” and which are filed as exhibits (a)(1)(A) and (a)(1)(B), respectively, to the Schedule TO.

All information in the Offer to Exchange, including all schedules and annexes thereto, which was previously filed with the Schedule TO, is hereby expressly incorporated by reference in the Amendment in response to all items required in the Schedule TO, except that such information is hereby amended and restated to the extent specifically provided for herein. All capitalized terms used in this Amendment No. 1 and not otherwise defined have the respective meanings ascribed to them in the Offer to Exchange as amended or supplemented.

Items 1 through 9 and 11.

The Offer to Exchange, a copy of which was filed with the Schedule TO as Exhibit (a)(1)(A), is hereby amended and supplemented as follows:

(1) The second paragraph, including the four bullet points therein, and the third paragraph under the caption “WHERE YOU CAN FIND MORE INFORMATION” in the Offer to Exchange, both which are on page iv in the Offer to Exchange, are hereby deleted in their entirety and replaced with the following:

The SEC allows us to “incorporate by reference” the information we file with the SEC, which means that we can disclose important information to you by referring you to those documents. The information we incorporate by reference is considered to be part of this Exchange Offer. We incorporate by reference the documents listed below (but not documents that are furnished, unless expressly incorporated herein by a reference in such furnished document) with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) (File No. 001-11302):

•	Annual Report on Form 10-K for the year ended December 31, 2008.

•	Quarterly Report on Form 10-Q for the quarter ended March 31, 2009.

•	Current Reports on Form 8-K filed on January 22, 2009, March 16, 2009, April 21, 2009, May 11, 2009 and May 14, 2009.

•

The description of our Common Shares set forth in the registration statement on Form 8-A12B filed pursuant to Section 12 of the Exchange Act, including any amendment or report filed with the SEC for the purpose of updating this description.

Please note that the Schedule TO to which this Offer to Exchange relates does not permit forward “incorporation by reference.” If a material change occurs in the information set forth in this Offer to Exchange, we will amend the Schedule TO accordingly.

(2) The first sentence on page vi in the Offer to Exchange under the caption “FORWARD-LOOKING STATEMENTS” is hereby deleted in its entirety and replaced with the following:

This Offer to Exchange contains or incorporates by reference what we believe are “forward-looking statements”, including statements about our long-term goals, financial condition, results of operations, earnings, levels of net loan charge-offs and nonperforming assets, interest rate exposure and profitability.

(3) The penultimate paragraph under the caption “Conditions to the Exchange Offer”, on page 33 of the Offer to Exchange, is hereby amended to insert the following sentence after the first sentence of such paragraph:

The foregoing conditions to the Exchange Offer, other than those dependent upon the receipt of any governmental approvals necessary to consummate the Offer to Exchange, must be satisfied or waived by us on or prior to the expiration date.

Item 10. Financial Statements.

(4) Item 10 of the Schedule TO is hereby amended to include in paragraph (a) thereof the following:

(a)	KeyCorp’s Consolidated Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends for the fiscal years ended December 31, 2008 and December 31, 2007 and for the quarterly periods ended March 31, 2009 and March 31, 2008 are as follows:

KEYCORP

RATIO OF EARNINGS TO FIXED CHARGES AND

RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

(unaudited)

	Three months ended March 31,			Year ended December 31,
	2009		2008	2008	2007
Ratio of Earnings to Fixed Charges
Excluding deposit interest	(4.94	)x	2.46x	(.44)x	2.18x
Including deposit interest	(.75	)x	1.50x	.50x	1.43x

Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends
Excluding deposit interest	(3.57	)x	2.46x	(.42)x	2.18x
Including deposit interest	(.67	)x	1.50x	.49x	1.43x

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 12, 2009	KEYCORP

	By:	/s/ Daniel R. Stolzer
Name: Daniel R. Stolzer
Title: Deputy General Counsel

EXHIBIT INDEX

(a)(1)(A)*	Offer to Exchange, dated June 3, 2009.

(a)(1)(B)*	Form of Letter of Transmittal

(a)(1)(C)*	Form of Notice of Withdrawal

(a)(1)(D)*	Form of Letter to Clients

(a)(1)(E)*	Form of Letter to The Depository Trust Company Participants

(a)(5)*	Press Release, dated June 3, 2009.

(d)(1)	Form of Certificate for Series A Preferred Stock, incorporated herein by reference to Exhibit 4(a) filed with KeyCorp’s Current Report on Form 8-K filed with the SEC on June 18, 2008.

*	Previously filed.